UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Best quarterly profitability metrics recorded since IPO leveraged by our focus on profitability

Adjusted Gross Margins of 48% and Normalized EBITDA of BRL 9.9 million

Positive FCF of BRL 3.5 million in the quarter

SaaS business expanded +45% YoY proforma boosted by NRE of 123% in Q3

Net Revenues up 10% YoY and 37.9% YTD

Funding gap reduction with earn-outs renegotiation

São Paulo, November 16, 2022 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America empowering companies to transform their customer journeys, today reported its operational and financial metrics for the third quarter of 2022.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “Over the past year, we have doubled down on our strategic plan to position Zenvia as a SaaS company, offering the most complete CX journey in Latin America, with a clear path to profitability. This quarter proves us right, with our best EBITDA* since the IPO and positive free cash flow despite the challenging environment. Our achievements are a direct result of finding and capitalizing on development opportunities in the short- and medium-term to maximize profitability. We expect to continue balancing profitability and growth, at the same time we pursue to optimize our capital structure. We will intensify our efforts to capture additional synergies and cross-selling opportunities to return to our historical pattern of growing at a sustainable and profitable pace.”

Shay Chor, CFO & IRO of ZENVIA, said: “As we acknowledge the challenging global funding environment for tech companies, we have been taking a series of initiatives to preserve cash and generate EBITDA, including D1 and Movidesk’s agreements to extend the payment terms of earn-outs and rigid cost controls. We are proud to have delivered in this quarter our best EBITDA* as a listed company, coupled with positive free cash flow, and we expect to finish the year with positive figures, as you can see in our updated guidance. With our funding gap until the end of 2023 now significantly reduced, we will continue to pursue and execute on our plan and focus on expanding gross profit and generating EBITDA.”

Key Financial Metrics	Q3 2022	Q3 2021	YoY	9M 2022	9M 2021	YoY
Total Customers	13,976	11,302	23.7%	13,976	11,302	23.7%
Net Revenues (BRL MM)	180.4	163.7	10.2%	581.8	422.1	37.9%
Adjusted Gross Profit (BRL MM)	86.6	57.8	49.9%	230.4	135.8	69.7%
Adjusted Gross Margin	48.0%	35.3%	12.7p.p.	39.6%	32.2%	7.4p.p.

*Refers to Normalized EBITDA, which excludes certain non-cash items related to future earn-out payments

Subsequent Events

●	On October 26, 2022, Zenvia announced the successful renegotiation of remaining payments linked to the acquisitions of D1 and Movidesk: payments to be diluted over two and three years, respectively, and the amount to be paid until the end of 2023 was reduced from BRL 360 million to BRL 31 million.

●	On November 10, 2022, Zenvia’s management approved a review of the corporate structure aimed at reducing the Company’s current workforce by 118 employees, representing approximately 9% of Zenvia’s total workforce in Latin America. Zenvia is committed to supporting affected employees with healthcare and career replacement opportunities. Management currently estimates to reduce around BRL 40.0 million of its personnel expenses on a yearly basis as of 2023, with charges primarily consisting of severance payments, employee benefits and other related costs of BRL 5.0 million expected to impact fourth quarter and full year 2022 results. Such reduction is in line with the current global economic scenario and the acceleration of the integration of acquisitions and is being combined with several other cost-cutting actions as the Company focuses on cash preservation and EBITDA generation. Altogether, these actions are expected to generate approximately BRL 70 million in savings on a yearly basis as of 2023.

Our Business Lines

We report Revenue and Adjusted Gross Profit broken down by SaaS and CPaaS. We believe this is the best way for all stakeholders to understand our business and growth levers.

SaaS Business

SaaS Key Operational & Financial Metrics	Q3 2022	9M 2022
Total Customers	6,517	6,517
Net Revenues (BRL MM)	72.1	188.5
Adjusted Gross Profit (BRL MM)	49.4	126.8
Adjusted Gross Margin	68.5%	67.3%
Net Revenue Expansion (NRE)	123%	123%

Performance

Our SaaS business continued to grow during Q3 2022, with net revenues amounting to BRL 72.1 million, an 11.8% sequential increase. Our 9M 2022 SaaS revenues reached BRL 188.5 million, with an Adjusted Gross Margin of 67.3%. Net Revenue Expansion (NRE) totaled 123% compared to 120% in Q2 2022. In October, the annualized recurring revenue (ARR) of our SaaS business reached BRL 235 million.

CPaaS Business

CPaaS Key Operational & Financial Metrics	Q3 2022	9M 2022
Total Customers	7,898	7,898
Net Revenues (BRL MM)	108.2	393.4
Adjusted Gross Profit (BRL MM)	36.7	102.0
Adjusted Gross Margin (%)	33.9%	25.9%

Performance

Our CPaaS business reported net revenues of BRL 108.2 million in 3Q 2022 while 9M 2022 revenues reached BRL 393.4 million, with adjusted gross margins of 33.9% and 25.9%, respectively - a direct result of our focus on profitability in the last couple of quarters.

Since the beginning of the year, we have been seeing an increased competitive environment in the CPaaS business, leading to strong pricing pressure. Given our leadership position and our focus on EBITDA and cash generation, we have been able to positively balance volume drop with profitability expansion, delivering a solid 15.0% sequential increase in Adjusted Gross Profit, which totaled BRL 36.7 million in Q3 2022 compared to BRL 31.9 million in Q2 2022. For Q4 2022 and on, we will continue to pursue this balance to maximize gross profit.

Financial Results

Consolidated Revenue

Consolidated Revenue in Q3 2022 totaled BRL 180.4 million, up 10.2% YoY, reflecting M&A gains and organic growth.

Our 9M 2022 revenues, that fully consolidate D1 and SenseData and consider five months of Movidesk, totaled BRL 581.8 million (+37.9%). The 9M 2021 revenues only consolidated 2 months of D1, which contributed BRL 15.1 million on that period. The acquired companies jointly contributed BRL 113.9 million to our consolidated net revenues in 9M 2022, while the YoY organic growth rate was 15.0%. The growth of our SaaS business, which we are building through M&A transactions and R&D for new products, more than offset the decrease in CPaaS related to a more competitive business environment, and fully attests Zenvia’s strategy to focus on higher-margin SaaS services and improved revenue mix.

Profitability

Adjusted Gross Profit increased 49.9% in the quarter to BRL 86.6 million, reflecting the strong margin expansion in both SaaS and CPaaS and improved revenue mix, while Adjusted Gross Margin expanded 12.7 percentage points to 48.0%. Sequentially, Adjusted Gross Margin was up 10.2 percentage points due to the better mix of SaaS services coupled with better margins in CPaaS.

For 9M 2022, Adjusted Gross Profit rose 69.7% to BRL 230.4 million, while Adjusted Gross Margin expanded 7.4 percentage points to 39.6%.

Normalized EBITDA in Q3 2022 was positive BRL 9.9 million. This number excludes non-cash expenses related to recognition of future payments of SenseData’s earn-out. Including this non-cash effect, non-GAAP Adjusted EBITDA for the quarter was breakeven. In the first nine months of the year, our Normalized EBITDA was positive BRL 0.4 million, while non-GAAP Adjusted EBITDA including non-cash expenses was negative BRL 24.9 million.

The strong adjusted gross margin expansion and positive normalized EBITDA both in the quarter and year-to-date reflect our focus on strict cost control, profitability and cash preservation. The initiatives to increase profitability include optimizing processes to reduce personnel expenses and cutting non-personnel G&A expenses such as consulting and travel expenses, amongst others.

Agreements to extended earn-out payments

On October 26, 2022, we announced agreements with the founders of D1 and Movidesk to extend the payment terms of the earn-outs. These agreements are key to reducing our funding gap to BRL 31.0 million from BRL 360.0 million until the end of 2023, allowing us to focus on generating EBITDA.

For D1, the last fixed installment due to certain former shareholders on March 31, 2023, of BRL 40.0 million, will now be paid, as follows: (i) BRL 7.3 million in January 2023, (ii) BRL 3.7 million in February 2023, (iii) BRL 4.6 million in March 2023 and (iv) 23 monthly installments of BRL 1.2 million between April 2023 and February 2025, subject to accrued interests in line with Zenvia’s current bank financing costs.

For Movidesk, the earn-out payment due to certain former shareholders, previously expected to total BRL 320.0 million, will now be paid in fixed and variable installments subject to accrued interest in line with Zenvia’s current bank financing costs. Per the terms of the agreement, (i) 12 fixed monthly installments of BRL 100,000 will be paid from January 2023 until December 2023, (ii) BRL 204.4 million will be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, currently expected to total BRL 24.0 million, will be paid in 6 monthly installments subject to accrued interest from January 2024 until June 2024.

Review of our Corporate Structure

On November 10, 2022, Zenvia’s management approved a review of the corporate structure aimed at reducing the Company’s current workforce by 118 employees, representing approximately 9% of Zenvia’s total workforce in Latin America. Zenvia is committed to supporting affected employees with healthcare and career replacement opportunities.

Management currently estimates to reduce around BRL 40.0 million of its personnel expenses on a yearly basis as of 2023, with charges primarily consisting of severance payments, employee benefits and other related costs of BRL 5.0 million expected to impact fourth quarter and full year 2022 results.

Such reduction is in line with the current global economic scenario and the acceleration of the integration of acquisitions and is being combined with several other cost-cutting actions as the Company focuses on cash preservation and EBITDA generation.

Altogether, these actions are expected to generate approximately BRL 70 million in savings on a yearly basis as of 2023

.

Guidance

Given our focus on profitability and cash preservation, we are introducing the expected Normalized EBITDA range for the end of 2022 and also updating our full year guidance to better reflect our performance and projections.
FY 2022 Guidance
	New	Old
Revenue (millions)	BRL $740 - $790	BRL $875-925
Y/Y Growth	22% - 31%	43%-51%
CPaaS Revenue	BRL $490 - $515	BRL$600-620
SaaS Revenue	BRL $250 - $275	BRL$275-305
Adjusted Gross Margin	38% - 40%	35% - 36%
Y/Y Expansion	5.7p.p. - 7.7p.p.	2.7p.p. - 3.7p.p
CPaaS Adj Gross Margin	~27%	~22%
SaaS Adj Gross Margin	~65%	~65%

EBITDA(1) (millions)	BRL $10 - $15	NA

(1) Normalized EBITDA, excluding non-cash impacts from earn-outs adjustments

Annual General Meeting (AGM)

Zenvia invites all holders of record of the Company’s Class A common shares and the Class B common shares to attend its Annual General Meeting (AGM) of shareholders, to be held on Wednesday, November 30, 2022, at the Company’s headquarters - Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.

Conference Call

The Company will host a webcast on November 17, 2022, at 10:00 am EDT to discuss its operational and financial metrics. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Click here to see our full Investor Day Video Presentation or go to our investor relations website, in the events section, at the following link: https://investors.zenvia.com/news-events/company-events/

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Our SaaS Portfolio

Zenvia has evolved its product portfolio organically and through acquisitions. Our platform now provides four SaaS solutions designed for each phase of customers’ journey, starting with the first interaction with the brand and all the way to a continuous relationship with the company. The SaaS business line carries higher gross margins and is the business from where most of our growth will come in the future. More than half of our margin already comes from our solutions, when nearly three years ago this percentage was zero.

Solution	Former	Focus
	Zenvia Campaign	Active end-customer acquisition campaigns
	Sirena	Converting leads into sales using multiple communication channels
	Movidesk	Enabling companies to provide amazing customer service with structured support across multiple channels
	Sensedata	Enabling companies to continuously engage customers based on their individual context, promoting healthy and long-lasting relationships, transforming data into insights

Our SaaS solutions can be used alone or combined, allowing companies to start a program in a really simple way in a matter of minutes, or they can go all the way to a fully integrated, automated, and intelligent customer journey. We also provide CX Tools that can be used to integrate and automate the customer experiences in various ways. Our main tools are APIs, Bots, Natural-language understanding (NLU) and Docs. The Quantum platform connects all our solutions and tools with the client’s systems and processes. Companies can access our platform and start choosing from any solution or tool. As they go deeper into adopting multiple parts of the platform, we can break down all CX barriers and unlock the true potential for end customers.

Forward-Looking Statements

The preliminary second quarter operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SELECTED FINANCIAL DATA
	Q3			9M
	2022	2021	Variation	2022	2021	Variation
Income Statement	(non audited)	(non audited)		(non audited)	(non audited)
	(in thousands of BRL$)		(%)	(in thousands of BRL$)		(%)
Revenue	180,351	163,716	10.2%	581,829	422,061	37.9%
Cost of services	-106,374	-110,914	-4.1%	-382,380	-297,500	28.5%
Gross profit	73,977	52,802	40.1%	199,449	124,561	60.1%
Selling and marketing expenses	-34,389	-22,314	54.1%	-90,579	-60,514	49.7%
Administrative expenses	-33,158	-79,489	-58.3%	-107,498	-126,678	-15.1%
Research and development expenses	-17,395	-5,091	241.7%	-46,588	-16,100	189.4%
Allowance for credit losses	-1,044	-1,407	-25.8%	-5,041	-4,653	8.3%
Other income and expenses, net	-8,976	1,939	n.m.	-28,960	1,759	n.m
Operating profit	-20,985	-53,560	-60.8%	-79,217	-81,625	-3.0%
Finance costs	-24,169	-10,838	123.0%	-55,647	-37,807	47.2%
Finance income	6,956	2,427	186.6%	28,506	21,092	35.2%
Net finance costs	-17,213	-8,411	104.6%	-27,141	-16,715	62.4%
Loss before income tax and social contribution	-38,198	-61,971	-38.4%	-106,358	-98,340	8.2%
Deferred income tax and social contribution	10,793	3,856	179.9%	26,678	13,512	97.4%
Current income tax and social contribution	-399	-1,458	-72.6%	-1,122	-2,090	-46.3%
Non-controlling interests	27	0	n.m	43	0	n.m
Loss for the period attributable to Owners of the Company	-27,777	-59,573	n.m	-80,759	-86,918	-7.1%

	Q3		9M
Cash Flow Statement	2022 (non audited)	2021 (non audited)	2022 (non audited)	2021 (non audited)
	(in thousands of BRL$)
Net cash from (used in) operating activities	68,116	-90,326	81,538	-115,865
Net cash used in investing activities	-21,938	-356,547	-341,361	-383,961
Net cash from (used in) financing activities	-48,421	955,296	-183,628	1,023,327
Exchange rate change on cash and cash equivalents	3,177	25,010	-17,687	26,422
Net (decrease) increase in cash and cash equivalents	934	533,433	-461,138	549,923

Balance Sheet	September 30, 2021 (non audited)	December 31, 2021 (audited)	September 30, 2022 (non audited)
	(in thousands of BRL$)
Assets
Current assets	789,036	766,059	310,124
Cash and cash equivalents	609,903	582,231	121,093
Trade and other receivables	119,364	142,407	147,413
Tax assets	15,833	15,936	30,266
Derivative and Financial instruments	-	74	-
Prepayments	38,508	20,918	5,511
Other assets	5,428	4,493	5,841

Non-current assets	1,012,047	1,077,790	1,578,531
Tax assets	218	112	195
Prepayments	2,014	2,271	2,539
Financial Investment	6,820	7,005	7,831
Property, plant and equipment	16,107	15,732	19,413
Intangible assets and goodwill	986,852	1,050,357	1,521,321
Deferred Tax Assets	-	2,276	27,193
Other Assets	36	37	39
Total assets	1,801,083	1,843,849	1,888,655

Balance Sheet	September 30, 2021 (non-audited)	December 31, 2021 (audited)	September 30, 2022 (non-audited)
	(in thousands of BRL$)
Liabilities
Current liabilities	322,135	429,883	461,152
Loans and borrowings	55,798	64,415	86,900
Trade and other payables	107,151	144,424	232,957
Liabilities from acquisitions	111,790	176,069	70,214
Tax liabilities	14,977	15,736	15,665
Employee benefits	25,702	21,926	42,085
Lease liabilities	2,057	2,220	1,718
Deferred revenue	4,003	4,582	11,218
Taxes to be paid in installments	522	511	395
Derivative and Financial Instruments	135	-	-
Non-current liabilities	333,205	210,764	305,243
Liabilities from acquisitions	156,648	60,220	209,131
Trade and other payables	2,164	936	1,260
Loans and borrowings	160,673	143,723	91,398
Lease liabilities	2,414	2,038	2,431
Provisions for tax, labor and civil risks	1,175	1,369	481
Deferred tax liabilities	9,303	1,756	-
Taxes to be paid in installments	828	722	503
Employee Benefits	-	-	39
Equity	1,145,743	1,203,202	1,122,260
Capital	953,643	957,523	957,525
Reserves	224,401	226,599	261,186
Translation reserve	25,530	34,638	-
Accumulated losses	(57,831)	(15,558)	(96,317)
Non-controlling interests	-	-	(134)
Total equity and liabilities	1,801,083	1,843,849	1,888,655

	Q3		9M
Reconciliation of Adjusted Gross Profit and Adjusted Gross Margin	2022 (non audited)	2021 (non audited)	2022 (non audited)	2021 (non audited)
	(in thousands of BRL$)
Gross profit	73,977	52,802	199,449	124,561
(+) Amortization of intangible assets acquired from business combinations	12,633	4,981	31,010	11,265
Non-GAAP Gross Profit(1)	86,610	57,783	230,459	135,826
Revenue	180,351	163,716	581,829	422,061
Gross margin	41.0%	32.3%	34.3%	29.5%
Non-GAAP Gross Margin(2)	48.0%	35.3%	39.6%	32.2%

	Q3		9M
Reconciliation of Adjusted EBITDA	2022 (non audited)	2021 (non audited)	2022 (non audited)	2021 (non audited)
	(in thousands of BRL$)
EBITDA	-178	-42,899	-24,921	-54,665
(+) Expenses related to IPO Grants	0	45,074	0	47,025
Adjusted EBITDA	-178	2,175	-24,921	-7,640

Indebtedness	Interest	September 30, 2022	December 31, 2021	September 30, 2021
(in thousands of BRL$)
Working capital	100% CDI+2.40% to 5.46% and 8.60% to 12.95%	137,298	163,138	171,471
Debentures	18.16%	41,000	45,000	45,000
Total		178,298	208,138	216,471

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 16, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer